UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ziggurat Technologies Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> March 2, 2017

Physical address of issuer
1521 Shattuck Ave., 9125, Berkeley, CA 94709

Website of issuer
https://www.ziggtec.com

Name of co-issuer
Ziggurat Technologies I

Legal status of co-issuer

> ***Form***

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 19, 2021

Physical address of co-issuer
4104 24TH ST , PMB 8113 , San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$17.00	$41,330.00
Cash & Cash Equivalents	$17.00	$41,330.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,720.00	$5,000.00
Long-term Debt	$2,340.00	$2,340.00
Revenues/Sales	$967.00	$1,184.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$84,408.00	-$48,843.00

4/26/2023

FORM C-AR

Ziggurat Technologies Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ziggurat Technologies Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.ziggtec.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/26/2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions,

results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ziggurat Technologies Inc. (the "Company") is a Delaware Corporation, formed on March 2, 2017.

The Company is located at 1521 Shattuck Ave., 9125, Berkeley, CA 94709.

The Company's website is https://www.ziggtec.com.

The information available on or through our website is not a part of this Form C-AR.

Ziggurat Technologies I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on October 19, 2021.

The Co-Issuer is located at 4104 24TH ST , PMB 8113 , San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Ziggurats' vision is about investment intelligence gathering and application! This intelligence could come out of data, users, crowd-sourcing, world events, economic data, and such in the form of a one-stop-shop application. The company will have a series of products and solutions with various focuses in the investment market (decision making, risk management, education, etc).

RISK FACTORS

Risks Related to the Company's Business and Industry

The need for a couple of advisors on the business and technical sides from the industry who are more seasoned and experienced is felt.

Since we are in the consumer space we need to create a network effect and we need a bigger team of staff (marketing, development and advisors) to promote and bring more attention to the public in order to scale.

Remote working is not going to be a feasible approach from productivity and HR standpoints in the long run.
Company would need to address that issue within a year or two or come up with a better CRM structure and project management strategy in place.

Regulatory risks on two fronts: (1) building a gateway for executing the trades falls into broker dealer space which needs to be executed carefully. (2) Getting into tokenization and blockchain space is still at its early feasibility stage as to which route we might need to go as the federal regulations might kick in, in the near future. We plan to use our digital currency for educational and
ESG purposes.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the

Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Part timers need to be transitioned into fulltime and that depends on the capital raise.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment. may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest. the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties. which may be on terms which arc not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest
in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Ziggurats' vision is about investment intelligence gathering and application! This intelligence could come out of data, users, crowd-sourcing, world events, economic data, and such in the form of a one-stop-shop application. The company will have a series of products and solutions with various focuses in the investment market (decision making, risk management, education, etc).

Business Plan - The Company

Ziggurats' vision is all about investment intelligence gathering and application. This intelligence could come out of data, users, crowd-sourcing, world events, economic data, and such in the form of a one-stop-shop application. The company will have a series of products and solutions with various focuses in the investment market (decision making, risk management, education, etc) Our team is committed to building and delivering the most advanced, simple-to-use intelligent investing and trading assistant tools and educational technologies. Our core competency is to apply innovation to solve real challenges that average investors are facing on a day-to-day-basis in their decision-making processes and educational efforts. B2C Business Development Strategy With the help of (3) Business Development Interns, we will put forth A) An indirect strategy to direct market and engage potential customers, B) Customer Success C) Affiliate Marketing D) Social Media Engagement An Indirect Strategy to Direct Market Reddit, Telegram, and Discord: The BDI will create multiple non-brand-related accounts to join selected Telegram and Discord groups that are stock/crypto-related. Some ways they will influence buyers is by 1) posting relevant stock info from the Zivolve App and 2) Screenshots when possible (some Reddit groups, for example, do not allow this). They will post as if they are a customer and not come across sales or brands. This is a particular strategy that is utilized wide-spread on various internet platforms by political campaigns. Customer Success Via company-based channels, BDIs will engage current customers via Discord, Instagram, and Facebook. They will answer questions and concerns and provide updates on marketing and company news including press releases. Affiliate Marketing With a premade message, BDIs will reach out to influencers via the influencers' preferred communication channel - usually direct on Instagram or a provided email address in their bio. They will offer them a free year and ask if they have a particular way they want to work with influencers. We will explore the costs of Affiliate Marketing programs that serve as a liaison between influencers and brands as well - such as brandbassador.com Social Media Engagement The BDI will also respond to messages on social channels including Instagram, Twitter, and Facebook. They will respond within 24-48 hours. They will also comment on relevant posts and are encouraged to be witty and fun within the retail investor community to 'vibe' with this presence. An emphasis is to be made on the fact that we are risk management for the mobile investor. It is well documented (see market study research doc) that there is a major need and many issues that have arisen from a lack of risk management for these investors. Organic Social Media Strategy This requires the help of a

Digital Marketing Intern Instagram - A focus on Reels - At least two a week (repost TikToks) TikTok - At least 3 a week YouTube Shorts - Repost TikToks Videos will be engaging and relevant to the mobile investor community. They will be fun yet informative. This gets the most views. Some videos will be more and more focused on showing how the UI of the app works and how it can be used every day by any retail investor. Paid Strategy Instagram and Facebook - Continuous ads focused on company reviews as well as videos focusing on app UI. Reddit - Apps focused on the r/wallstreetbets community. Using their lingo and demonstrating app UI Snapchat and TikTok - Snapchat ($3,000/month minimum), as well as TikTok ($500 minimum), has become one of the best apps to target younger investors. These apps are high in cost, however, so we will utilize them once we have crowdfunding money. TikTok is the least expensive out of the two with a CPC of $10 per click. We would start with TikTok. The content would be videos or flash graphics demonstrating the UI of the product and someone using the product.

Business Plan - The Co-Issuer

Ziggurat Technologies I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the

Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Zivolve App	next generation of smart investment tools for maximizing your profit and managing your risks effectively in the stock market.	Investment, Education

We have a pipeline of new and unique features under development. Investing in Ziggurat today allows your voice to be heard as we roll out future versions of Zivolve.

Zivolve offers you the unique opportunity to '"test before you invest." Get Zivolve now from the Apple Store and Google Play Stores.

Competition

The Company's primary competitors are Tradingview and TradeIdeas.

Zivolve has those in a more simple to use and act way plus other essential tools and tech which provide convenience, peace of mind, and effectiveness to its users removing all the frictions and cognitive loads created in the process of decision making. Most of all Zivolve is going to be the most high-quality and affordable intelligent trading assistant in financial services industry.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Customers thinking about starting to invest or trade and getting educated about the basics of stock market.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
20190295169 16/365631	Intelligent Trading And Risk Management Framework	A computer-implemented integrated framework for managing real-time financial trades and risk management is described herein. Quantitative and sentimental parameters of trading market are identified and analyzed. A stock selection module having a deep learning architecture performs future predictions based on the analyzed quantitative and sentimental parameters, wherein the stock selection module comprises. A probability number in percentage is assigned to a	March 26, 2019		USA

		trading decision. Based on the assigned probabilities to different trading decisions, entrance and exit signals are provided to a user based on their preferences such as the user's risk tolerance.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5760779	Mobile App Services	Zivolve	April 11, 2018		USA

Governmental/Regulatory Approval and Compliance

We are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1521 Shattuck Ave., 9125, Berkeley, CA 94709

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Siamak Nazari

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Advisor to Start-ups, 2021-Present; Merritt College, Educator, Jan 2021-Present

Education

University of California, Berkeley Major: Geophysics Minor: Business 2009-2012; University of California, Berkeley, Haas School of Business Management of Technology 2011-2012; Management of Technology (MOT) University of California, Berkeley, Haas School of Business; Series 7 License Financial Industry Regulatory Authority (FINRA)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Siamak Nazari

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Advisor to Start-ups, 2021-Present; Merritt College, Educator, Jan 2021-Present

Education

University of California, Berkeley Major: Geophysics Minor: Business 2009-2012; University of California, Berkeley, Haas School of Business Management of Technology 2011-2012; Management of Technology (MOT) University of California, Berkeley, Haas School of Business; Series 7 License Financial Industry Regulatory Authority (FINRA)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in California.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving

such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,442,052
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Owner's Company
Amount outstanding	$38,400.00
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	The balance is non-interest bearing and due on demand.

The total amount of outstanding debt of the company is $38,400.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE NOTE		$13,500.00	General Operations	August 1, 2021	Section 4(a)(2)
SAFE NOTE		$58,500.00		April 30, 2022	Regulation CF

Ownership of the Company

A majority of the Company is owned by Siamak Nazari.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Siamak Nazari	80%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$84,408.00	$0.00	$0.00

Operations

Our Company leverages propriety machine learning with AI to analyze stock market data. We believe Zivolve will give everyone the power to make smart investments like Wall Street Insider..

In the next 12 months company plans to build and sign partnerships with educational institutions to train students at their classes how to invest and build satcom portfolios. Company expects to reach to this agreement within the next 12 months.

Liquidity and Capital Resources

On 4/26/2023 the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a

child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Siamak Nazari
(Signature)

Siamak Nazari
(Name)

CEO and Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Siamak Nazari
(Signature)

Siamak Nazari
(Name)

CEO
(Title)

4/26/2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Ziggurat Technologies, Inc.

Financial Statements

For the year ended December 31, 2022

Ziggurat Technologies, Inc.

Balance Sheet

As at December 31, 2022

In US Dollars

	Notes	Amount
Assets		
Non-current Assets		
Property, plant, and equipment		-
Total Non-current assets		**-**
Current Assets		
Cash and Bank Balances	7	17
Total Current assets		**17**
Total Assets		**17**
Liabilities and Equity		
Non-Current Liabilities		
SAFE Notes		13,500
Total Current liabilities		**13,500**
Current Liabilities		
Accounts Payable		2,340
Short-term Loan		1,720
Total Current liabilities		**4,060**
Total Liabilities		**17,560**
Equity		
Capital		313,763
Crowd Funding Investment		57,832
Retained Earnings		(389,139)
Total Equity		**(17,544)**
Total Liabilities and Owner's Equity		**17**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager	**Chief Executive**

Ziggurat Technologies, Inc.

Income Statement

For the period from January 01 to December 31, 2022

In US Dollars

	Notes	Amount
Total Revenue	8	**967**
Less: Cost of Sales	9	-
Gross Profit		**967**
Operating Expenses		
General & Administrative Expenses	10	85,334
Selling & Marketing Expenses	11	41
Total Expenses		(85,375)
Operating Profit / (Loss)		**(84,408)**
Other Incomes	12	-
Net Profit / (Loss) for the year		**(84,408)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

Ziggurat Technologies, Inc.

Statement of Cash Flows

For the period from January 01 to December 31, 2022

In US Dollars

	Notes	Amount
Cashflow from Operating Activities		
Profit / (Loss) for the period		**(84,408)**
Adjustments for:		
Short-term Loan		(3,280)
Cash used in Operating Activities		**(87,688)**
Cashflow from Investing Activities		
Purchase of Property, plant & Equipment		-
Cash used in Investing Activities		**-**
Cashflow from Financing Activities		
SAFE Notes		-
Crowd Funding Investment		-
Owner's Investment		**46,374**
Cash genera 0		**46,374**
Net Cash generated during the year		**(41,314)**
Cash & Cash equivalents at the beginning of the year		41,330
Cash & Cash equivalents at the end of the year		**17**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

Ziggurat Technologies, Inc.

Statement of Changes in Equity

As at December 31, 2022

PARTICULARS	Capital	Retained Earnings	Total
	----USD----		
Balance as at January 01, 2022	**267,389**	**(304,731)**	**(37,341)**
Add: Investment from Owner and Investors	46,374	-	46,374
Profit / (Loss) for the period	-	(84,408)	(84,408)
Balance as at December 31, 2022	**313,763**	**(389,139)**	**(75,375)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager	**Chief Executive**

Ziggurat Technologies, Inc.

Notes to the Financial Statements

For the period from January 01 to December 31, 2022

In US Dollars

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the Board of Directors on [date]

Note

1   **LEGAL STATUS AND NATURE OF BUSINESS**

1.1   Ziggurat Technologies, Inc. is incorporated in US. The company is involved in investing and investing relevant activities. The office of the business is located at 1521 Shattuk Ave, #9125, Berkeley, CA 94709, United States.

2   **STATEMENT OF COMPLIANCE**

2.1   The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3   **BASIS OF MEASUREMENT**

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

4   **JUDGMENT, ESTIMATES AND ASSUMPTIONS**

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1   **Depreciation method, rates and useful lives of property, plant and equipment**

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2   Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3   Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5   FUNCTIONAL AND PRESENTATION CURRENCY

These financial statement are prepared in United States Dollars which is the Business' functional currency.

6   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1   Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2   Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

6.3   Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4   Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2022, which is the date the financial statements were available to be issued. Through December 31, 2022, no subsequent events required recognition or disclosure in the financial statements.

6.5   Taxation

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

6.6   Provisions

A provision is recognized when, and only when, the companies has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7   Use of estimates

The preparation of financial statements require the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible
- Loans and advances - net
- Assessment of provision for contingencies

Ziggurat Technologies, Inc.

Notes to the Financial Statements

For the period from January 01 to December 31, 2022

In US Dollars

These notes form an integral part of the financial statements.

Note 7

Cash and Bank Balances

	Amount
Cash and Bank Balances	17
Total	**17**

Note 8

Revenue

	Amount
Sales	967
Total	**967**

Note 9

Cost of Sales

	Amount
Cost of Sales	-
Total	**-**

Note 10

General & Administrative Expenses

	Amount
Bank Charges & Fees	408
Contractors	76,040
IT, Software & Subscriptions	4,754
Legal & Professional Fees	2,257
Meals & Entertainment	787
Other Misc. Expenses	100
Postage & Courier	371
Taxes & Licenses	450
Travel	166
Total	**85,334**

Note 11

Selling & Marketing Expenses

	Amount
Advertisement & Marketing	41
Total	**41**

Note 12

Other Incomes

	Amount
EIDL Grant	-
Total	**-**

Ziggurat Technologies, Inc.

Notes to the Financial Statements

For the period from January 01 to December 31, 2022

In US Dollars

Note 13

Date of Authorization of Financial Statements

These financial statements were authorized for issue on _____ by the Board of Directors.

Note 14

General

Figures have been rounded off to the nearest dollar.

Accounts Manager   **Chief Executive Officer**

Ziggurat Technologies, Inc.

Financial Statements

For the year ended December 31, 2021

Ziggurat Technologies, Inc.

Balance Sheet

As at December 31, 2021

In US Dollars

	Notes	Amount
Assets		
Non-current Assets		
Property, plant, and equipment		-
Total Non-current assets		**-**
Current Assets		
Cash and Bank Balances	7	41,330
Total Current assets		**41,330**
Total Assets		**41,330**
Liabilities and Equity		
Non-Current Liabilities		
SAFE Notes		13,500
Total Current liabilities		**13,500**
Current Liabilities		
Accounts Payable		2,340
Short-term Loan		5,000
Total Current liabilities		**7,340**
Total Liabilities		**20,840**
Equity		
Capital		267,389
Crowd Funding Investment		57,832
Retained Earnings		(304,731)
Total Equity		**20,490**
Total Liabilities and Owner's Equity		**41,330**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

Ziggurat Technologies, Inc.

Income Statement

For the period from January 01 to December 31, 2021

In US Dollars

	Notes	Amount
Total Revenue	8	**1,184**
Less: Cost of Sales	9	-
Gross Profit		**1,184**
Operating Expenses		
General & Administrative Expenses	10	48,861
Selling & Marketing Expenses	11	1,166
Total Expenses		**(50,028)**
Operating Profit / (Loss)		**(48,843)**
Other Incomes	12	-
Net Profit / (Loss) for the year		**(48,843)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

Ziggurat Technologies, Inc.

Statement of Cash Flows

For the period from January 01 to December 31, 2021

In US Dollars

	Notes	Amount
Cashflow from Operating Activities		
Profit / (Loss) for the period		**(48,843)**
Adjustments for:		
Short-term Loan		5,000
Cash used in Operating Activities		**(43,843)**
Cashflow from Investing Activities		
Purchase of Property, plant & Equipment		-
Cash used in Investing Activities		**-**
Cashflow from Financing Activities		
SAFE Notes		**13,500**
Crowd Funding Investment		**57,832**
Owner's Investment		**12,823**
Cash genera 0		**84,155**
Net Cash generated during the year		**40,311**
Cash & Cash equivalents at the beginning of the year		1,019
Cash & Cash equivalents at the end of the year		**41,330**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

Ziggurat Technologies, Inc.

Statement of Changes in Equity

As at December 31, 2021

PARTICULARS	Capital	Retained Earnings	Total
	------------------------------------USD------------------------------------		
Balance as at January 01, 2021	254,566	(255,887)	(1,321)
Add: Owner's Investment	12,823	-	12,823
Profit / (Loss) for the period	-	(48,843)	(48,843)
Balance as at December 31, 2021	267,389	(304,731)	(37,341)

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager   **Chief Executive**

Ziggurat Technologies, Inc.

Notes to the Financial Statements

For the period from January 01 to December 31, 2021

In US Dollars

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the Board of Directors on [date]

Note

1   LEGAL STATUS AND NATURE OF BUSINESS

1.1   Ziggurat Technologies, Inc. is incorporated in US. The company is involved in investing and investing relevant activities. The office of the business is located at 1521 Shattuk Ave, #9125, Berkeley, CA 94709, United States.

2   STATEMENT OF COMPLIANCE

2.1   The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3   BASIS OF MEASUREMENT

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

4   JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1   Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2   Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3   Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5   FUNCTIONAL AND PRESENTATION CURRENCY

These financial statement are prepared in United States Dollars which is the Business' functional currency.

6   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1   Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2   Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates as disclosed in note 7 so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed off.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

In US Dollars

6.3 Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through August 31, 2021, which is the date the financial statements were available to be issued. Through August 31, 2021, no subsequent events required recognition or disclosure in the financial statements.

6.5 Taxation

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

6.6 Provisions

A provision is recognized when, and only when, the companies has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7 Use of estimates

The preparation of financial statements require the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible
- Loans and advances - net
- Assessment of provision for contingencies

Ziggurat Technologies, Inc.

Notes to the Financial Statements

For the period from January 01 to December 31, 2021

In US Dollars

These notes form an integral part of the financial statements.

Note 7

Cash and Bank Balances

	Amount
Cash and Bank Balances	41,330
Total	**41,330**

Note 8

Revenue

	Amount
Sales	1,184
Total	**1,184**

Note 9

Cost of Sales

	Amount
Cost of Sales	-
Total	**-**

Note 10

General & Administrative Expenses

	Amount
Bank Charges & Fees	168
Contractors Inside USA	27,297
Contractors Outside USA	8,140
Education & Training	465
IT, Software & Subscriptions	3,072
Legal & Professional Fees	6,599
Meals & Entertainment	11
Other Misc. Expenses	1,249
Postage & Courier	101
Taxes & Licenses	1,736
Utilities	23
Total	**48,861**

Note 11

Selling & Marketing Expenses

	Amount
Advertisement & Marketing	859
Web Hosting Expenses	307
Total	**1,166**

Note 12

Other Incomes

	Amount
EIDL Grant	-
Total	**-**

Ziggurat Technologies, Inc.

Notes to the Financial Statements

For the period from January 01 to December 31, 2021

In US Dollars

Note 13

Date of Authorization of Financial Statements

These financial statements were authorized for issue on _____ by the Board of Directors.

Note 14

General

Figures have been rounded off to the nearest dollar.

| **Accounts Manager** | **Chief Executive Officer** |